                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR 21 April, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)

                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]         Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes [ ]                No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                                  Exhibit Index

Exhibit No.               Description

Exhibit No. 1             Intermin Results announcement dated 21 April, 2005

                                     Page 1

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                  ALLIED DOMECQ REPORTS STRONG EARNINGS GROWTH

Allied Domecq PLC delivered 12% normalised earnings per share growth at constant exchange rates, or 7% growth at reported rates, for the first six months of its financial year. The strong result was generated by good profit growth from the core spirits brands, a 14% increase in trading profit from our premium wine brands and a 36% growth in trading profit in the Quick Service Restaurants division, Dunkin' Brands.

FINANCIAL HIGHLIGHTS

                                                                                               Growth at
                                                                                                constant
                                                                                  Growth        currency
                                                    2005             2004              %               %

..    Group turnover                            (pound) 1,700m   (pound) 1,704m         0               3
..    Group trading profit                      (pound)   349m   (pound)   337m         4               9
..    Group profit before tax                   (pound)   285m   (pound)   266m         7              13
..    Normalised earnings per share                      19.2p            18.0p         7              12
..    Dividend                                            6.5p            5.83p        11
..    Net cash flow from operating activities   (pound)   225m   (pound)   244m
..    Free cash flow (after dividends)          (pound)    42m   (pound)    38m

Figures are stated before goodwill and exceptional items.

BUSINESS HIGHLIGHTS

Figures here and in the Operating and Financial Review are stated before goodwill and exceptional items and comparative information is based on constant exchange rates unless otherwise specified.

Spirits & Wine                         Core spirits brands

     . Net turnover up 1%                  . Volumes up 2%
     . Marketing spend up 1%               . Net turnover up 2%
     . Net brand contribution up 2%        . Marketing spend up 6%
     . Trading profit up 6%                . Net brand contribution up 3%

Premium wine                           Quick Service Restaurants

     . Volumes up 2%                       . Distribution points up 6%
     . Net turnover up 5%                  . System-wide sales up 15%
     . Marketing spend up 11%              . QSR turnover up 28%
     . Trading profit up 14%               . Trading profit up 36%

Delivering improved efficiencies and cash flow

     . Good operational leverage - Spirits & Wine trading margin up over 110 basis points
     . Efficiency improvements - Spirits & Wine overheads reduced by 2%
     . Sustained cash generation - (pound)42m free cash flow ((pound)149m before dividends)
     . Net debt reduction - Further (pound)118m reduction

                                     Page 1

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Philip Bowman, Chief Executive, said:

"We achieved strong earnings growth in spite of tough trading conditions in many markets. Our performance was led by good growth in the core spirits brands, strong trading in our premium wine brands and another excellent result from Quick Service Restaurants."

"Our core brands continued to benefit from increased marketing investment and innovation as we optimised our investment focus on the core brands and growth markets. Malibu, Maker's Mark, Sauza and Stolichnaya have performed particularly well. We experienced particularly strong growth in the US which has driven trading profit growth of 14% in North America. In spite of more challenging conditions across Western Europe, our focus on reducing costs and optimising our marketing investment delivered trading profit growth of 3% across Europe. In addition, we have significantly strengthened our spirits portfolio with the addition of the distribution rights for Stolichnaya in markets outside the US. This premium vodka fills a portfolio gap and provides us with an important opportunity over the medium term. An improved performance in South Korea and good trading in markets including Greater China delivered turnover and profit growth in Asia Pacific. We remain on track to meet our return on investment targets for wine. Our focus on value improvement in the premium wine brands is delivering tangible results with profits up 14%. We have continued to see excellent profit growth at the Quick Service Restaurants division, Dunkin' Brands, up 36%, driven by strong same store sales growth and new store openings. Across all our businesses, we have continued to see improved operational leverage."

OPERATIONAL HIGHLIGHTS

PORTFOLIO

     . Stolichnaya distribution agreement enhances portfolio strength
     . Increased investment in core brand marketing
     . Refreshed marketing initiatives across several core brands
     . Innovation in new flavours for Malibu and Tia Maria
     . Greater growth momentum behind core UK and US premium wine markets
     . Innovation, same store sales and new store openings drive profit growth at QSR

PRESENCE

     . Roll-out of our selection of 'partner of choice' distributors in the US nears completion
     . Benefiting from efficiencies in distribution in challenging Western
       European markets
     . Improving distribution strength in emerging markets, e.g. China and
       Eastern Europe
     . Geographic expansion of QSR into Charlotte, Cleveland, Tampa and
       Cincinnati

PEOPLE

     . Strengthened management team with new appointments
     . Restructured operations to deliver efficient ways of working

For further information:

Media enquiries:
Anthony Cardew, Cardew Group                           +44 (0) 20 7930 0777

Investor enquiries:
Graham Hetherington, Chief Financial Officer           +44 (0) 20 7009 3910
Peter Durman, Director, Group Investor Relations       +44 (0) 7771 974817

Internet:
Corporate information can be accessed from the website at www.allieddomecq.com.

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Presentation material:
The results presentation will be available on the corporate website from 09.00 (UK time) on Thursday 21 April 2005.

Presentation webcast/audio broadcast:
A live webcast of the presentation to analysts will be available on the investor relations section of www.allieddomecq.com at 09.30 (UK time) on Thursday 21 April. A recording of the webcast will be available from around 14.00 (UK time).

A live audio broadcast of the presentation and question and answer session will also be available. The presentation can be accessed by dialling:
UK:                 0800 358 5269
US/Canada:          1 888 495 6452
France:             01 70 99 34 33
Germany:            069 58 99 90 708
International:      +44 (0) 20 7190 1598

Conference call:
A conference call will be held for analysts and investors at 16.00 (UK time) on Thursday 21 April. The call can be accessed by dialling:
UK:                 0800 358 5269
US/Canada:          1 888 328 4274
France:             01 70 99 34 33
Germany:            069 58 99 90 708
International:      +44 (0) 20 7190 1598

A recording of the conference call will be available from around 17.00 (UK time) today until 28 April 2005. Call the following numbers to listen to the recording:
UK/Europe:          +44 (0) 20 7154 2833         Access code: 3278212#
US/Canada:          1 800 406 7325               Access code: 3278212#

Photography:
Original high resolution photographs are available to the media free of charge at www.newscast.co.uk +44 (0) 20 7608 1000.

Cautionary statement regarding forward-looking information Some statements in this press release contain "forward-looking" statements as defined in Section 21E of the United States Securities Exchange Act of 1934. They represent our expectations for our business, and involve risks and uncertainties. You can identify these statements by the use of words such as "believes", "expects", "may", "will", "should", "intends", "plans", "anticipates", "estimates" or other similar words. We have based these forward-looking statements on our current expectations and projections about future events. We believe that our expectations and assumptions with respect to these forward-looking statements are reasonable. However, because these forward-looking statements involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control, our actual results or performance may differ materially from those expressed or implied by such forward-looking statements.

Explanatory notes
Comparative information in the Operating and Financial Review is based on constant exchange rates. Net turnover is turnover after deducting excise duties. Profit and normalised earnings are stated before goodwill and exceptional items. Volumes are quoted in nine litre cases unless otherwise specified.

Brands

All brands mentioned in this press release are trademarks and are registered and /or otherwise protected in accordance with applicable law.

OPERATING AND FINANCIAL REVIEW

Summary
At constant currency, normalised earnings per share have grown by 12% and reported normalised earnings per share have increased by 7% to 19.2p. The three key drivers have been:

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     . The growth of the core brands, which contributed the majority of the incremental Spirits & Wine gross profit;
     . The good profit growth of the premium wine brands; and . The strong growth in Quick Service Restaurants.

From a geographic perspective, the growth in Spirits & Wine profit has been driven by good trading in North America and strong value growth in the premium wine portfolio in the US and UK. We also made progress in key markets in Latin America and Asia Pacific. Tough trading conditions in Western Europe constrained volume and turnover growth but careful cost management helped to deliver improved profits. The Quick Service Restaurants business has delivered double digit profit growth by pursuing their strategy of driving same store sales growth and new store openings.

At constant exchange rates, Group turnover grew 3% to (pound)1,700m while it remained flat at reported currencies. This was driven by both Spirits & Wine and Quick Service Restaurants. At constant exchange rates, Spirits & Wine turnover grew (pound)21m (1%) to (pound)1,577m. The Quick Service Restaurants business, Dunkin' Brands, increased turnover by (pound)27m (28%) to (pound)123m.

At constant currency, normalised profit before tax increased by 13%. Reported profit before tax increased 7% to (pound)285m which reflects an adverse foreign currency translation and transaction movement of (pound)14m as a result of restating the profit for the prior period at this year's rates.

The Directors have declared an interim dividend of 6.5p per share, an increase of 11%.

Business drivers
Our strategy is delivering good growth in the core spirits and premium wine brands and from Quick Service Restaurants. We focus on three areas to drive competitive advantage and sustainable future growth:

     . Portfolio: By building and innovating our brand portfolio through effective marketing, we will retain consumers who enjoy our brands, and attract and excite new consumers to win greater market share.

     . Presence: Through prioritising, developing and extending our geographic presence, we will establish strong positions in key markets across the world.

     . People: By developing our people, harnessing their talents and being an 'employer of choice', we will attract and retain the best people to deliver our business goals.

Our increased investment in these areas, particularly advertising and promotion, over the past five years is driving robust brand growth and strong financial results.

SPIRITS & WINE

                                        2005            2004         Growth
..    Volume (9L cases)                      35.7m           36.0m       (1)%
..    Net turnover                 (pound)  1,236m  (pound) 1,224m         1%
..    Gross profit                 (pound)    743m  (pound)   729m         2%
..    Advertising and promotion    (pound)    217m  (pound)   215m         1%
..    Trading profit               (pound)    298m  (pound)   281m         6%

Spirits & Wine net turnover has increased through the growth of our core spirits brands and premium wine brands. Net turnover grew 1% while volumes fell by 1%, reflecting two percentage points of price and mix improvement. The core brands and premium wines are the key drivers of the gross profit improvement. Gross profit increased by (pound)14m, or 2%, reflecting price and mix improvements ((pound)11m) and a lower cost of goods ((pound)9m) which have been partly offset by reduced volumes of non-core brands ((pound)6m). As a result, trading profit grew (pound)17m or 6%. We successfully reduced overheads by 2% through a range of cost saving initiatives that we began last year.

                                     Page 4

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Marketing investment: During the period, we increased our investment in advertising and promotion by 1% in line with net turnover growth. We also increased the investment focus on the core brands and growth markets directing more behind the core brands including new campaigns and innovation. This reflects the increasingly rigorous way in which we allocate investment between brands and markets. Our investment in the core brands increased by 6% on a like-for-like basis while we reduced our investment in the local market leaders by 14% and other Spirits & Wine brands by 12%. The increased marketing investment in the core brands has been directly behind selected brand market combinations, particularly Malibu in the US and UK, Beefeater in the US and Spain, Courvoisier in the US, Stolichnaya in the US, Ballantine's in Spain, Canadian Club in the US and Sauza in Mexico. As a result, we have increased our investment in quality brand building programmes behind the core brands in key markets. We have continued to invest in innovation opportunities but with a different phasing from last year. The first half of last year included the launch costs of Kuya in the US and the Christmas spend on Tia Lusso in the UK. The focused approach to our investment allocation is helping us to achieve a greater impact from our marketing spend.

Brand review
We manage the Spirits & Wine portfolio as four groups: core brands, local market leaders, premium wine and other Spirits & Wine brands.

The growth in gross profit was driven primarily by the growth of the core brands with their premium positioning and correspondingly higher margins. The average gross profit per case of the core brands is more than twice that of the rest of the portfolio. Therefore we continue to direct our investment and resources to drive core brand growth.

The core brands grew both volumes and net turnover by 2%. We increased marketing spend by 6% and net brand contribution increased by 3%. With the agreement to distribute Stolichnaya in markets in the European Union, Latin America, Asia Pacific and Africa, Stolichnaya has become a core brand reflecting its increasingly international presence in our portfolio. It replaces Tia Maria which now joins the local market leaders reflecting its strength in a more limited range of markets including the UK, Spain and Argentina. Under the previous definition, core brand volumes grew 1% with net turnover up 1% and the local market leader brand volumes declined by 3% and net turnover remained flat on last year.

Spirits & Wine volume and net turnover growth

                                                                          Net
                                           Volume        Volume      turnover
                                          million        growth        growth
                                         9L cases             %             %
Core brands
       Ballantine's                           2.8            (4)           (1)
       Beefeater                              1.0            (9)           (3)
       Canadian Club                          1.3             5            (1)
       Courvoisier                            0.7             4             0
       Kahlua                                 1.6            (4)           (3)
       Maker's Mark                           0.3            15            19
       Malibu                                 1.5            10            14
       Sauza                                  1.6            15             3
       Stolichnaya                            1.0             3             5
Core brands                                  11.8             2             2
       Core brands (previous
       definition)                           11.1             1             1

Local market leaders                          5.4            (4)           (3)
       Local market leaders (previous
       definition)                            6.2            (3)            0

Premium wine                                  8.0             2             5

Other Spirits & Wine brands
       Other spirits                          6.6            (1)            5
       Other wine                             3.9            (9)          (13)
Other Spirits & Wine total                   10.5            (4)           (1)

Total                                        35.7            (1)            1

                                     Page 5

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The growth of the core brands was led by Maker's Mark, Malibu, Sauza and
Stolichnaya. Price increases on Maker's Mark helped to grow net turnover by 19% while volumes were up 15%. Similarly, price increases on Malibu in the US helped to grow net turnover by 14% ahead of volumes up 10%. Sauza volumes grew 15% while net turnover was up 3%. The price/mix dilution reflects price decreases in Mexico following declines in raw material costs. Stolichnaya grew volumes by 3% and a price increase in the US helped to grow net turnover by 5%. The tough trading conditions in Europe and our focus on value creation held back the volume performance of Ballantine's and Beefeater but a price increase for both brands in Spain supported a better performance in net turnover. Ballantine's volumes fell 4%, particularly as a result of tough conditions in Europe, but net turnover fell by only 1%. Beefeater volumes fell by 9% with net turnover down by 3% driven by volume declines in the UK and Asia. We saw good growth in Beefeater's core markets of Spain and the US. Canadian Club volumes grew 5% but net turnover declined by 1% reflecting negative mix in the US and mix dilution from the growth of ready-to-drinks in Australia. Courvoisier grew volumes 4% with flat turnover as a result of negative product and market mix. We have seen stronger growth of the lower marques such as VS and good growth in some emerging markets including Mexico and China. Kahlua volumes fell by 4% and net turnover by 3% reflecting lower ready-to-drink sales in North America.

Our strategy for the local market leader brands is to provide important local scale to support the development of the core brands in key markets. As part of this, they are important contributors to overall profit and cash generation. Among the local market leader brands, the growth in volumes of Whisky DYC and Centenario in Spain and the recovery of volume growth in Imperial in South Korea were offset by volume declines in the Mexican brandies, Fundador in the Philippines and Teacher's and Tia Maria in the UK. As a result, overall local market leader volumes declined by 4% while net turnover declined by 3%. We reduced our marketing investment particularly behind Tia Lusso in the UK and Imperial in South Korea so that we maintained net brand contribution in line with last year.

The premium wine brands grew volumes by 2% and continued to deliver price and mix improvements with net turnover up by 5%. Marketing spend increased by 11% and trading profit increased by 14%.

The net turnover of the other Spirits & Wine brands declined by 1% with volumes down by 4%. In line with our strategy to prioritise our marketing investment on the core brands, we reduced spend on the other Spirits & Wine brands by 12%. Net brand contribution remained flat.

Market review - Spirits & Wine
The key geographic drivers are the strong growth in core brand volumes in North America which delivered good turnover and profit growth, improved trading in Asia Pacific, and good value growth in the premium wine portfolio. These good results were in part offset by volume and turnover declines in some Western European markets principally as a result of unfavourable macro-economic conditions which have depressed consumption trends. However, a focus on cost management has helped to grow European profits in spite of these trading conditions.

The regional performance of our business is reviewed below.

North America
                                           Growth
..    Volumes (9L cases)                        1%
..    Net turnover                              4%
..    Advertising and promotion                 6%
..    Trading profit                           14%

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Strong trading in our North American business delivered trading profit growth of
14% to (pound)103m after advertising and promotion grew 6%. Net turnover increased by 4% to (pound)318m with volumes up 1%.

The strong performance in North America was driven by continued good trading in our US business. US volumes grew 3% and, with price and mix improvements, net turnover increased by 5%. This was driven by the core brands with volumes up 4% and the benefit of the price increases that we implemented during last financial year on Malibu, Maker's Mark and Stolichnaya. Our business has continued to benefit from the premium positioning of our core brand portfolio, successful innovation and the benefits of our partnership approach with US distributors. However, trading conditions in Canada were tougher, particularly with the strike by the Liquor Board in Quebec, which caused volumes in Canada to fall by 4% in the short term.

Malibu saw very strong growth in the US with volumes up 25% and net turnover up 31% supported by the successful launch of the new flavours, mango and pineapple. We have extended this to include passion fruit in April 2005 to capitalise on the fast-growth in flavoured rums. Malibu also increased its share of the rum category while we also benefited from a price increase implemented towards the end of last year. Kahlua has continued to deliver positive consumption trends in the US with an increased share of the cordials category. Volumes of the base Kahlua brand grew 1% with net turnover up 2%. The "Everyday Exotic" campaign is working well and we launched a new flavour in the "Drinks-To-Go" range with a Kahlua Vanilla White Russian.

Sauza grew volumes by 3% with good growth on Hornitos and Conmemorativo. A new brand extension, Sauza Hacienda, will be launched in late April 2005 to extend the brand's appeal and to provide an offering across the key brand categories. Maker's Mark continued to grow strongly and benefited from last year's price increase. It grew market share to an all-time high with volumes up 14% and net turnover up 20%.

We increased the price on Stolichnaya which has constrained volume growth in the short term to 1% and delivered net turnover growth of 4% within the competitive premium imported vodka category. The pressure on volumes was in part due to a temporary delisting with a key customer as a result of the price increase. Beefeater in the US grew volumes by 4% and net turnover by 5% reflecting a more focused approach to promotional activity and the benefit of a new advertising campaign called "This Is Gin".

We are continuing to work on the revitalisation programme for Canadian Club with a new advertising programme and a tie-in with poker, which is one of the fastest growing sports in the US. Canadian Club volumes fell 1% in the period. Courvoisier volumes grew 1% driven particularly by the stronger growth of the VS marque.

We have continued to pursue our "First Choice Supplier" strategy with US distributors following the signing of additional performance-based contracts in six new States. Almost all of our Open State volume (excluding the Franchise States) is now covered by these new contracts which are long-term partnerships based on sustainability, mutual benefit and clear incentives. In addition, we have also seen market share gains in the Control States as we continue to benefit from focus we have placed on growing our brand portfolio in these States.

Europe

                                            Growth
..    Volumes (9L cases)                       (6)%
..    Net turnover                             (5)%
..    Advertising and promotion                (3)%
..    Trading profit                             3%

Trading profit grew 3% to (pound)67m reflecting profit growth in Spain and a continued focus on cost management and marketing effectiveness. Volumes fell by 6% and net turnover declined by 5% to (pound)367m as a result of the tough trading environment in many Western European markets. Overheads were reduced by 6% through cost savings

                                     Page 7

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initiatives and new distribution arrangements we introduced last year. We continued to focus on marketing effectiveness with a 3% increase on our core brands in Europe although our overall advertising and promotion spend reduced by 3% as we reallocated resources to higher growth markets such as the US. We also increased prices on several key brands across Europe as we sought to optimise our price positions and to leverage our brand equity and premium positioning.

Our focus on value creation in Spain with price increases across a number of brands held volumes flat but grew net turnover by 2%. Ballantine's volumes declined by 2% with flat net turnover reflecting a price increase. However, Ballantine's continued to grow its share of the Scotch whisky category even though we increased prices on 1 September. We continued to invest strongly behind the brand with a range of activities to support the "Go Play" campaign. Volumes for Beefeater grew 3% while net turnover grew 6% also reflecting the benefit of a price increase. Beefeater consolidated its market leadership of the category by value with further share gains. Malibu grew volumes 17% and continued to gain share. We have run television and radio advertising in conjunction with around 600 on-trade promotion events. Whisky DYC volumes increased by 4% while net turnover grew 5% reflecting the consistent marketing behind the "DYC Une" campaign. Centenario volumes grew 1% in the competitive brandy category.

The challenging trading environment in the UK caused volumes to fall by 8% and net turnover to decline by 6%. Despite this, Courvoisier continued to perform well with volumes up 4%, consolidating its leadership of the cognac category. A new advertising campaign, "Earn It", was launched to reinforce its premium positioning. Malibu also performed well with volumes up 7% as it continued to gain share in both the on- and off-trade. Volumes of the Tia Maria mother brand grew 4% reflecting a refocusing of investment behind the new campaign, "A Dark Spirit", and a concentration on its heartland markets in the UK. However, volumes for the overall Tia Maria trademark declined by 21% as Tia Lusso continued to face aggressive competitive activity. The trial launch of Tia Maria Orange in the UK at Christmas also worked well and will be extended throughout the summer. Teacher's volumes declined by 11% with net turnover down 9% reflecting the competitive nature of the declining blended Scotch category. We have also seen volume declines in our fortified wines as a result of strong competition and discounting in the category.

Many other markets in Western Europe, such as France and Germany, have experienced sluggish economies, high unemployment and slower consumer spending. Our sales in France were distorted in the period by the government-imposed price decrease on 1 September. Ballantine's continued to perform well in both the on and off-trade. The launch of Malibu Mango in France helped a good overall performance for Malibu. In Germany, the trading environment remains competitive, particularly on price. We increased the price on Ballantine's in order to maintain its consistent premium positioning across Europe. The price increase, coupled with the challenging trading conditions in Germany, caused Ballantine's volumes to decline by 22%. Kuemmerling volumes fell 4% following a price increase. We increased our investment in a new TV campaign for Kuemmerling and we also benefited from the launch of Kuemmerling Orange last April.

We continue to make good progress in a number of markets in Central and Eastern Europe. We have market leadership in several markets such as Romania, Bulgaria, Hungary, Bosnia, and Serbia among others. Our strategy to improve distribution and brand presence is delivering results. For example, Ballantine's grew volumes 64% in Romania and 61% in Poland. In Russia, we have also improved our distribution presence and increased brand awareness through a consumer trial programme for our core brands. As a result, Ballantine's and Sauza both grew share in Russia.

Latin America
                                            Growth
..    Volumes (9L cases)                         2%
..    Net turnover                               3%
..    Advertising and promotion                  7%
..    Trading profit                             4%

Trading profit grew 4% to (pound)29m while net turnover grew 3% to (pound)122m. Volumes grew

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2%. These results were driven by a good performance from the core brands, with volumes up 21% driven by Sauza, and good growth in the domestic Argentine wine portfolio. A 4% decline in the volumes of the Mexican brandies held back the performance of the overall region.

Our Mexican business represents about three quarters of our sales in Latin America and is the leading spirits business in Mexico. We continued to increase our focus on the core brands as we shifted our investment away from the local brands. Sauza performed well with volumes up 32%. It grew its share in both volume and value as we increased our marketing investment by 16% behind a wide range of brand-building activities. This was part of an overall increase of 35% across all the core brands which also helped to drive growth in Ballantine's, Courvoisier and Malibu. The domestic brandy category continues to be affected by the illegal spirits market in Mexico. However, we made good progress with Presidente with volumes up 1% but pressure on Don Pedro and Anejo Los Reyes held back overall performance of the Mexican brandies. We have continued to work with the Mexican government on initiatives to address the illegal spirits market.

In Argentina, we remain the leading spirits and wine company with a good trading performance. Volumes grew 15% and net turnover 25% driven principally by the Argentine wine portfolio. The domestic Argentine wine portfolio helped to grow our domestic wine volumes by 21% and net turnover by 34%. In Brazil, we have increased our market share with good growth in our Latin American wines and with Teacher's growing volumes by 42%. We have also made good progress with Ballantine's in other markets such as Chile, Columbia Ecuador and Venezuela with excellent growth.

Asia Pacific
                                            Growth
..    Volumes (9L cases)                         5%
..    Net turnover                               5%
..    Advertising and promotion                  0%
..    Trading profit                             3%

An improved performance in South Korea and good trading in our other smaller markets, such as Greater China and India, have delivered turnover and profit growth in Asia Pacific. Volumes grew 5% with net turnover also up 5% to (pound)120m. Trading profit grew 3% to (pound)32m. Advertising and promotion was held flat as a result of reduced investment in South Korea which reflects regulatory restrictions on marketing, and the new brand launch costs incurred last year. At the same time, we continued to invest strongly in Greater China, Australia and the Philippines.

The economy in South Korea continues to be held back by the household debt difficulties. As a result, the whisky category has continued to decline but our business has continued to grow its market share to an all-time high. Volumes in South Korea grew 2% with net turnover up 6% with good growth coming particularly from the deluxe premium Scotch whisky category with Imperial 17 year old. The launch of Imperial 17 year old during last year has delivered a significant mix benefit with Imperial's overall net turnover up 12% against volumes up 1%. Ballantines volumes were up 10% driven by the aged varieties, particularly Ballantine's Master's and Ballantine's 12 year old.

In Australasia, the Canadian Club ready-to-drinks continue to deliver positive consumption trends. We have also recently launched a Ballantine's and Cola ready-to-drink to broaden our offering. In the Philippines, we remain the leading imported spirits company and we continued to grow share in a difficult trading environment. Fundador has maintained its position as the largest international spirits brand but incurred volume declines of 14% as a result of increasing competition from low-priced Spanish imports and significantly increased excise duties. We also saw strong growth in India and Thailand.

We have continued to make good progress with our business in Greater China with volumes up 45% and net turnover up 53% from a small base. This has been supported by a significant increase in marketing investment. In Greater China, the Ballantine's range grew rapidly: Ballantine's 12 year old grew volumes by 80% while Ballantine's 17 year old grew by 46%. We also saw strong growth in the Chinese duty free channel. Ballantine's was supported by an integrated above-the-line campaign using TV, print and billboards in China's six largest cities. Courvoisier also benefited from growth in the more premium categories of VSOP and XO with overall volumes up 54%. We are beginning to seed other core brands into the Chinese market as we build brand presence and distribution strength.

Premium Wine
                                            Growth
..    Volumes (9L cases)                         2%
..    Net turnover                               5%
..    Advertising and promotion                 11%
..    Trading profit                            14%

The premium wine brands have delivered a very strong performance with trading profit up 14% to (pound)58m. Volumes grew 2% and continued price/mix improvement supported net turnover growth of 5% to (pound)268m. Advertising and promotion increased 11% primarily behind Clos du Bois in the US. Our consistent delivery of trading profit growth and improved capital efficiency is driving increased returns and we remain on track to meet our stated return on investment targets. These strong results demonstrate the resilience of our business model which continues to benefit from its coherent spread of wine assets and distribution around the world and the effective execution of our premium wine strategy.

Our premium-priced wines ((pound)5 or US$7 retail price and above) represent around 60% of the portfolio by volume but around 90% of the portfolio by value. Our strategy is to shift the mix of our wine portfolio towards these more premium categories and away from the value category. During the period, our premium-priced wines grew volumes by 11% compared with the value category which saw volume declines of 11%. The top ten premium wine brand market combinations, which account for nearly half of all wine profits, performed particularly strongly with volumes up 18%.

Our US wine business has performed strongly with volumes up 7% reflecting growth across a number of brands. Our largest US brand, Clos du Bois, continues to be the key growth driver with volumes up 15% and net turnover up 17%. Mumm Cuvee Napa also experienced overall strong growth with volumes up 26% and the addition of the Gary Farrell icon wines into the portfolio has helped to improve the credibility and breadth of our US domestic portfolio. The importance of our imported wine portfolio into the US market continues to grow, particularly from New Zealand and Spain. For example, we have increased the volumes of New Zealand imported wines by 39% and their net turnover by 40% as we have built distribution. Spanish imports increased volumes by 25% and net turnover by 46%. Our Champagne volumes were held back in the US as a result of price increases that we implemented as part of our long-term strategy to maximise value creation.

The UK wine business delivered strong growth with volumes up 26% with the key drivers being New Zealand and Spanish wines. New Zealand wine volumes grew by 60% with contribution from across the portfolio but helped particularly by the increased supply of Marlborough Sauvignon Blanc following the shortage of the 2003 vintage. Spanish volumes grew by 27% giving us leadership of the Rioja category in the UK with our leading Rioja, Campo Viejo, increasing volumes by 40%. We also continue to successfully execute our Champagne strategy in the UK where we increased prices to reflect its premium positioning and limited availability. As a result, volumes declined by 29% in line with our plans. For example, pricing on our flagship brand, Mumm Cordon Rouge, increased by 9%. At the sametime, we saw improved product and channel mix for our Champagne brands.

The domestic wine market in New Zealand remains challenging with strong competition from Australian imports caused partly by the relative strength of the New Zealand dollar against the Australian dollar. As a result, volumes declined by 2% but with flat net turnover. Importantly, however, we continue to see growth in our premium brands. For example, the Montana range grew volumes by 9% and Lindauer increased volumes by 2%. We have also continued to restructure our sales and marketing operations in New Zealand and Australia to improve our portfolio and channel strategies in those markets. There are encouraging early signs with net brand contribution up in Australia by 48%.

However, the business continues to develop its export potential with a 29% growth in its wine exports.

In Spain, the domestic market remains highly competitive with strong price competition in each of the major trade channels. We continue to shift our focus from low value table wines to premium branded wines and hence overall volumes declined 5% and turnover dropped by 2%. However, we are experiencing increasing success in our premium portfolio where we have seen strong growth. For example, volumes of super-premium wines grew by 22% and Campo Viejo grew by 4%.

Our global wine capital management programme continues to maintain a tight focus on capital employed and once again there has been no growth in our capital base and we have seen strong cash generation.

Duty Free
Our Duty Free business has slowed reflecting an aggressive competitive environment, particularly in North America and in Europe. In Europe, the trading conditions have been difficult with a decline in spirits purchasing in the travel retail market reflecting the impact of EU accession. There have also been declines in ferry passenger numbers in the Baltic and English Channel. However, consumption trends in the Asian Duty Free business remain strong and Ballantine's aged whisky continues to perform well.

QUICK SERVICE RESTAURANTS

     . Distribution points up 6%
     . Number of combination stores up 19%
     . System-wide sales growth of 15%
     . Trading profit up 36% to (pound)45m

Our Quick Service Restaurants division, Dunkin' Brands, had an excellent start to the year with strong growth in turnover and profit. Turnover increased by (pound)27m, or 28%, to (pound)123m. This reflects a review of lease accounting which resulted in an (pound)11m uplift to correct the accounting treatment of rental income in prior years. There was no impact on trading profit because the uplift in rental income was offset by a similar increase in rental expense. Underlying turnover grew by (pound)16m, or 17%, driven largely by global system-wide sales growth of 15%. Gross profit grew 29% to support trading profit up 36% to (pound)45m. The main drivers of trading profit growth are the continued growth in same store sales and the contribution from new stores. Distribution points increased by 6% with new store openings both in the US and internationally.

Dunkin' Donuts is the key growth driver of this division with a 15% increase in global system-wide sales. This reflects US same store sales up 8.1% and an 8% increase in global distribution points. The same store sales growth outpaced the rate of 5.1% for the overall US industry and continues to be driven by innovation and excellent marketing. These activities have resulted in a higher customer count and an improved average ticket value, up 6%. The increase in ticket value is helped by the continued focus on higher margin products such as beverages, particularly the espresso range of coffee products. We have launched a range of the new breakfast sandwiches which have proved popular. The product range has also been extended to include reduced carbohydrate bagels and croissants. We have also introduced a 'stored value card' which allows customers to load cash onto a card for purchases: the cards have been used as gifts and many customers have adopted them as a convenient alternative to cash.

Baskin-Robbins grew global system-wide sales by 17%. This was driven by same store sales growth up 1.3% and an increase in new store openings of 5%. Same store sales growth was supported by an increase in the average ticket value as a result of improved product mix. The mini-cake range performed well with marketing programmes running through November, December and for Valentine's Day. The new store format that we trialled in California has seen strong growth with an 11% increase in same store sales. The key innovations for the new store concept are a beverage bar, a new cake display and the introduction of a new soft-serve ice cream to which customers can add their own toppings. Baskin-Robbins is also launching a new iced fruit beverage, Bold Breeze, in time for the summer season and is testing a new range of frozen custard products.

Encouragingly, Togo's has delivered an improved performance with US same store sales up 0.6% in spite of the difficult economic conditions in California and the competitive environment. System-wide sales grew 4%. This improvement is a reflection of the recently reformatted stores and the increased focus on operational excellence. Some 90% of Togo's stores have now been converted to the new store format. We have also closed some underperforming stores which has caused distribution points to reduce by 5%. Togo's has also continued to introduce a wide range of new sandwich formats including a daily special.

Multi-branded stores, which combine the Dunkin' Donuts and Baskin-Robbins restaurants in one location, increased by 19% to over 1,400 store locations. This is a key driver of new store openings and is supported by the brands' complementary day-part offering and brings significant benefits to our franchisees through improved scale and operating efficiencies, along with increased choice for consumers.

BRITANNIA SOFT DRINKS
The Group's share of Britannia's profits for the period was (pound)6m (2004:
(pound)7m). This decline reflects Britannia's increased investment in existing and new brand extensions, investment in IT and business infrastructure and increased pension costs. Allied Domecq and the other shareholders of Britannia Soft Drinks Limited have agreed subject, inter alia, to market conditions, to consider an initial public offering of Britannia Soft Drinks, between 1 January 2005 and 31 December 2008. Allied Domecq has a 23.75% share of Britannia Soft Drinks Limited.

TAXATION
The normalised tax charge for the year is anticipated to be 24%, in line with last year.

GOODWILL AND EXCEPTIONAL ITEMS
Goodwill amortisation totalled (pound)20m (2004: (pound)20m). The exceptional items include profits on asset disposals ((pound)14m) which is offset by costs incurred in restructuring the Spirits & Wine business ((pound)6m). The disposals relate principally to property assets within the premium wine business. The restructuring programme began last year and delivered savings in the period of (pound)8m. This programme is reducing the overlap between central, regional and market-focused functions which is allowing us to be leaner and more responsive in order to speed up decision making and reinforce accountability throughout the business. As part of this, we are also introducing more efficient routes to market, particularly in Europe.

CASH FLOW
Net cash flow from operating activities was (pound)225m (2004: (pound)244m) and free cash flow after dividends was (pound)42m (2004: (pound)38m). Compared to last year, the key drivers of free cash flow have been inflows from fixed asset disposals net of capital expenditure ((pound)26m) and reduced finance charges ((pound)12m). This was offset by cash outflows relating to an increased dividend ((pound)11m), an increase in maturing inventory ((pound)22m) to support future growth in premium wine and tequila, and higher cash tax ((pound)3m).

Net debt decreased by (pound)118m during the period from (pound)1,941m to (pound)1,823m which includes a favourable currency translation impact on our borrowings of (pound)46m largely as a result of the weakening US dollar. Net debt reduction resulting from cash flows was (pound)72m.

At 28 February 2005, EV gearing (net debt as a percentage of market capitalisation plus net debt) was 24% (2004: 30%). Interest cover based on EBITDA was 6.1 times and cover based on EBITA was 5.5 times.

FOREIGN EXCHANGE
We do not hedge the impact of foreign exchange movements on the translation of our overseas earnings. As a result, our prior year trading profit restated at 2005 exchange rates is reduced by (pound)16m, primarily as a result of the weakening US dollar and Mexican peso. We anticipate, based on current exchange rates and the transaction hedge contracts in place, that trading profit will be adversely affected for the full year by (pound)30m, including around (pound)15m from currency exposures on transactions.

PENSIONS
The profit and loss charge under FRS 17 was (pound)25m (2004: (pound)26m), with a (pound)16m (2004: (pound)16m) charge within trading profit and a (pound)9m (2004: (pound)10m) impact within finance charges. The expected charge for the full year is around (pound)51m, being (pound)32m within trading profit and (pound)19m within finance charges.

INTERNATIONAL FINANCIAL REPORTING STANDARDS
Allied Domecq will report under the International Financial Reporting Standards
(IFRS) for the financial year commencing 1 September 2005 along with a restated comparative for the year ending 31 August 2005.

The Group has not yet determined the full effects of adopting IFRS and further detail will be provided around the time of our year end results. The first year of comparative data will be the financial year ended 31 August 2005 with an opening balance sheet at 1 September 2004. We have prepared this balance sheet, which remains subject to audit agreement. We have also developed an unaudited restatement of earnings for the financial year to 31 August 2004 to assess the likely profit and loss account of the adoption of IFRS.

The balance sheet would be increased by around (pound)1.6bn, principally as a result of additional brands and goodwill being capitalised on the balance sheet. Whilst basic earnings are broadly unaffected, there would be some adjustments to specific lines of the profit and loss account. Based on these unaudited restatements, the key areas of difference which have so far been confirmed are described below.

IFRS 3 - Business combinations: We are planning to restate acquisitions dating back to 1986. The net effect after adjusting for the additional deferred tax liability is expected to be around (pound)1.5bn. Brands and goodwill will be subject to an annual impairment test. The elimination of goodwill amortisation under IFRS compared to the current treatment under UK GAAP would benefit reported basic earnings by (pound)40m each year.

IAS 41 - Agriculture: Agricultural assets, both in the ground and harvested, will now be recorded on a fair value basis rather than at cost. As a result, we anticipate that the balance sheet for 31 August 2004 would be increased by around (pound)50m net of tax, and the impact on the profit and loss account for the same year would not be material.

IAS 39 - Financial instruments: We will adopt IAS 39 in full and propose to achieve hedge accounting wherever practicable from 1 September 2005. We are not affected by the EU 'carve-outs' from the original standard. No restatement of comparatives is required on transition to this standard. On 1 September 2005, the balance sheet will be restated to reflect derivative contracts at fair value, with the corresponding adjustment to reserves. We believe that following the actions we are taking to achieve hedge accounting, the impact of this standard on the profit and loss account will not be material.

IFRS 2 Share-based payments: We estimate the additional charge to the profit and loss account for the year to 31 August 2004 would have been (pound)12m.

IAS 10 Post balance sheet events: Dividends are accrued under IFRS as a liability in the period in which they are approved. As a result, the profit and loss account for each financial year will only reflect the interim dividend for that year and the final dividend for the previous year. The net effect of this adjustment would have been an (pound)11m benefit to the profit and loss in the year ended 31 August 2004 and a (pound)104m uplift in our opening balance sheet.

IAS 12 Taxation: We are still evaluating the effect of tax on earnings as this is influenced by a number of different standards. Further guidance will be given when we publish our full year accounts this year.

CONSTANT EXCHANGE RATE REPORTING
The following tables provide a reconciliation between the 2004 reported results and those shown at constant exchange rates in the Operating and Financial Review.

                            2004                             2005

                                                                         Growth
                            Reported    Foreign    At 2005   Reported   at 2005
                                2004   exchange   exchange       2005  exchange
GROUP                       (pound)m   (pound)m   (pound)m   (pound)m         %

Turnover                      1,704        (52)     1,652      1,700          3

Trading profit                  337        (16)       321        349          9

Finance charges                 (71)         2        (69)       (64)        (7)

Profit before tax               266        (14)       252        285         13

Taxation                        (64)         4        (60)       (68)        13

Minority interests               (8)         -         (8)        (9)        15

Earnings                        194        (10)       184        208         13

Weighted average number of
ordinary shares (millions)    1,075          -      1,075      1,083          -

Normalised earnings per
share (pence)                  18.0       (0.9)      17.1       19.2         12

                           2004                             2005

                                                                         Growth
                           Reported    Foreign    At 2005   Reported    at 2005
                               2004   exchange   exchange       2005   exchange
SPIRITS & WINE             (pound)m   (pound)m   (pound)m   (pound)m         %

Turnover                      1,600        (44)     1,556      1,577          1

Duty                           (337)         5       (332)      (341)         3

Net turnover                  1,263        (39)     1,224      1,236          1

Advertising & promotion        (225)        10       (215)      (217)         1

Trading profit                  296        (15)       281        298          6

Geographical Analysis - Group turnover and trading profit In line with previous statements, the trading profits of the regions shown in this review are on a management reporting basis at constant exchange rates, rather than on a statutory basis at each year's actual exchange rates, as shown in note 3 to the accounts. The table below shows the foreign exchange effect of restating last year's reported trading profit for each region at this year's actual exchange rates. "Others" in the table includes Global Operations (including profit from the sale of bulk whisky), stand-alone Duty Free operations and central costs not allocated to the sales and marketing regions. The profit decline in "Others" principally reflects a decline in stand-alone Duty Free profits and the additional costs associated with the implementation of the requirements of the Sarbanes-Oxley Act of 2002 and International Financial Reporting Standards.

Geographical Analysis - Group net turnover

                           2004                             2005
                                                                         Growth
                            *Actual    Foreign    At 2005   Reported    at 2005
                               2004   exchange   exchange       2005   exchange
                           (pound)m   (pound)m   (pound)m   (pound)m          %

North America                   325        (20)       305        318          4

Europe                          390         (4)       386        367         (5)

Latin America                   132        (14)       118        122          3

Asia Pacific                    115         (1)       114        120          5

Premium Wine                    262         (6)       256        268          5

Others                           39          6         45         41         (9)

Spirits & Wine                1,263        (39)     1,224      1,236          1

QSR                             104         (8)        96        123         28

Group total                   1,367        (47)     1,320      1,359          3

*Actual 2004 net turnover includes a reclassification of (pound)18m from Latin America into Others relating to the Mexican operating unit. This year the management responsibility for the spirits operating unit moved from Latin America to Global Operations. Reported net turnover in 2004 for Latin America was (pound)150m and Others was (pound)21m. Trading profit was not affected.

Geographical Analysis - Group trading profit

                           2004                             2005

                                                                         Growth
                           Reported    Foreign    At 2005   Reported    at 2005
                               2004   exchange   exchange       2005   exchange
                           (pound)m   (pound)m   (pound)m   (pound)m          %

North America                    99         (9)        90        103         14

Europe                           64          1         65         67          3

Latin America                    33         (5)        28         29          4

Asia Pacific                     33         (2)        31         32          3

Premium Wine                     52         (1)        51         58         14

Others                           15          1         16          9        (44)

Spirits & Wine                  296        (15)       281        298          6

QSR                              34         (1)        33         45         36

Britannia                         7          -          7          6        (14)

Group total                     337        (16)       321        349          9

Group profit and loss account
Six months to 28 February 2005

                                                        Six months to 28 February 2005        Six months to 29 February 2004
                                                           Before                                Before
                                                         goodwill      Goodwill                goodwill      Goodwill
                                                              and           and                     and           and
                                                      exceptional   exceptional             exceptional   exceptional
                                                            items         items     Total         items         items     Total
                                               Note      (pound)m      (pound)m  (pound)m      (pound)m      (pound)m  (pound)m
Turnover                                          2         1,700            -      1,700         1,704            -      1,704


Operating costs - goodwill
                  amortisation                                  -          (20)       (20)            -          (20)      (20)

                - other                                    (1,361)          (6)    (1,367)       (1,377)         (12)   (1,389)

Operating profit from
continuing activities                                         339          (26)       313           327          (32)      295

Share of operating profits
of associated undertakings                                     10             -        10            10            -        10

Trading profit on ordinary
activities before finance
charges                                           2           349          (26)       323           337          (32)      305

Profit on disposal of fixed assets
in continuing activities                                        -           14         14             -            -         -

Profit on ordinary activities
before finance charges                                        349          (12)       337           337          (32)      305

Interest payable                                              (55)           -        (55)          (61)           -       (61)

Other finance charges                                          (9)           -         (9)          (10)           -       (10)

Profit on ordinary activities
before taxation                                               285          (12)       273           266          (32)      234

Taxation                                          5           (68)           3        (65)          (64)           5       (59)

Profit on ordinary activities
after taxation                                                217           (9)       208           202          (27)      175

Minority interests - equity and non-equity                     (9)           -         (9)           (8)           -        (8)

Profit earned for Ordinary
Shareholders for the period                       4           208           (9)       199           194          (27)      167

Ordinary dividends                                6                                   (71)                                 (63)

Retained profit                                                                       128                                  104


Earnings per Ordinary Share:
- basic                                           4                                  18.4p                                15.5p
- diluted                                         4                                  18.2p                                15.5p
- normalised                                      4          19.2p                                 18.0p



The above figures comprise the unaudited results for the six months to 28 February 2005 and 29 February 2004, all of which relate to continuing operations.

Group balance sheet
At 28 February 2005

                                                    28 February   31 August   29 February
                                                           2005        2004          2004
                                               Note    (pound)m    (pound)m      (pound)m
Fixed assets
Intangible assets                                         1,212       1,234         1,251
Tangible assets                                             884         921           893
Investments and loans                                        14          21            22
Investments in associates                                    72          73            79

Total fixed assets                                        2,182       2,249         2,245

Current assets
Stocks                                                    1,372       1,343         1,341
Debtors                                                     660         636           618
Cash at bank and in hand                         10         127         129           140

Total current assets                                      2,159       2,108         2,099

Creditors (due within one year)
Short-term borrowings                            10        (487)       (378)         (599)
Dividends                                                   (71)       (104)          (63)
Other creditors                                            (922)       (984)         (900)

Total current liabilities                                (1,480)     (1,466)       (1,562)

Net current assets                                          679         642           537

Total assets less current liabilities                     2,861       2,891         2,782
Creditors (due after more than one year)
Loan capital                                     10      (1,463)     (1,692)       (1,657)
Other creditors                                             (51)        (43)          (46)

Total creditors due after more than one year             (1,514)     (1,735)       (1,703)

Provisions for liabilities and charges                     (182)       (179)         (168)

Net assets excluding pension and
post-retirement liabilities                               1,165         977           911

Pension and post-retirement liabilities
(net of deferred taxation)                                 (372)       (387)         (392)

Net assets including pension and
post-retirement liabilities                                 793         590           519

Capital and reserves
Called up share capital                                     277         277           277
Share premium account                                       165         165           165
Merger reserve                                            (823)       (823)         (823)
Shares held in employee trusts                             (88)       (112)         (122)
Profit and loss account                                   1,177       1,003           946

Shareholders' funds - equity                      7         708         510           443
Minority interests  - equity and non-equity                  85          80            76

                                                            793         590           519

Group cash flow information
Six months to 28 February 2005

                                                              Six months to     Six months to
                                                                28 February       29 February
Reconciliation of operating profit                                     2005              2004
to net cash inflow from operating activities           Note        (pound)m          (pound)m

Operating profit                                                        313               295
Goodwill amortisation                                                    20                20

Exceptional operating costs                                               5                 2
Depreciation                                                             41                38
Increase in stocks                                                      (45)              (23)

(Increase)/decrease in debtors                                          (16)               20

Decrease in creditors                                                   (72)              (80)
Expenditure against provisions for reorganisation
and restructuring costs                                                 (13)              (18)

Other items                                                              (8)              (10)

Net cash inflow from operating activities                               225               244



Group cash flow statement

Net cash inflow from operating activities                               225               244

Dividends received from associated undertakings                           8                 9

Returns on investments and servicing of finance           8             (41)              (53)

Taxation paid                                             8             (47)              (44)

Capital expenditure and financial investment              8               7               (25)

Equity dividends paid                                                  (104)              (93)

Cash inflow before use of liquid resources and financing                 48                38

Management of liquid resources                                          (21)              (22)

Financing                                                 8               4                 4

Increase in cash in the period                           10              31                20


Reconciliation of net cash flow
to movement in net debt

Increase in cash in the period                                           31                20
Increase in liquid resources                                             21                22

Decrease in loan capital                                                 20                 3

Movement in net debt resulting from cash flows                           72                45

Exchange adjustments                                                     46               251

Movement in net debt during the period                                  118               296

Opening net debt                                                     (1,941)           (2,412)

Closing net debt                                         10          (1,823)           (2,116)

Notes to the accounts

1.   Basis of preparation

These interim statements, which are unaudited, comply with relevant accounting standards. The accounting policies have been applied on a basis consistent with those applied in the 2004 Annual Report and Accounts. The 2004 Annual Report and Accounts were prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) and have been reported on by the Group's auditor and filed with the Registrar of Companies. The report of the auditor was unqualified and did not contain a statement under section 237 (2) or
(3) of the Companies Act 1985.

The periods to 28 February 2005 and 29 February 2004 are regarded as distinct financial periods for accounting purposes with the exception of taxation where the periods are allocated an appropriate proportion of the expected total annual charge.

These interim financial statements were approved by the Board on 20 April 2005.

2.   Activity analysis

               Six months to 28 February 2005 Six months to 29 February 2004
                            Trading                    Trading
                    Turnover      profit *      Turnover         profit *
                    (pound)m      (pound)m      (pound)m      (pound)m

Spirits & Wine         1,577           298         1,600           296
QSR                      123            45           104            34
Britannia                  -             6             -             7

                       1,700           349         1,704           337

* Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 is a loss of (pound)12m (2004: loss - (pound)32m) and relates wholly to Spirits & Wine activities for both periods.

During the period the Group has reviewed its lease accounting and as a result the QSR turnover for the six months to 28 February 2005 includes an (pound)11m uplift to correct the accounting treatment of rental income in prior years. There was no impact on trading profit because the uplift in rental income was offset by a similar increase in rental expense.

3. Geographical analysis

                              Six months to 28 February 2005    Six months to 29 February 2004
                                                      Trading                           Trading
                                   Turnover          profit *        Turnover          profit *
By country of destination          (pound)m          (pound)m        (pound)m          (pound)m
Europe                                  707               110             735               109
Americas                                732               187             719               175
Rest of World                           261                52             250                53

                                      1,700               349           1,704               337

* Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 relate to Europe (loss
- (pound)9m) (2004: loss - (pound)19m), Americas (loss - (pound)3m) (2004: loss
- (pound)3m) and Rest of World (nil) (2004: loss - (pound)10m).

Notes to the accounts

3.   Geographical analysis(continued)

                           Six months to 28 February  Six months to 29 February
                                    2005                        2004
                                          Trading                      Trading
                            Turnover      profit *       Turnover      profit *
By country of               (pound)m      (pound)m       (pound)m      (pound)m
operation

Europe                        1,119            130         1,141            133
Americas                        913            195           861            173
Rest of World                   210             24           193             31

                              2,242            349         2,195            337
Turnover with Group
companies                      (542)             -          (491)             -

                              1,700            349         1,704            337

* Trading profit above is before goodwill and exceptional items. Goodwill and exceptional items for the six months to 28 February 2005 relate to Europe (loss
- (pound)9m) (2004: loss - (pound)19m), Americas (loss - (pound)3m) (2004: loss
- (pound)3m) and Rest of World (nil) (2004: loss - (pound)10m).

4.   Reconciliation to normalised earnings

                                                   Six months to   Six months to
                                                     28 February     29 February
                                                            2005            2004
                                                        (pound)m        (pound)m

Earnings as reported                                        199             167

Adjustments for exceptional items net of tax                (10)              9

Adjustments for goodwill amortisation net of tax             19              18

Normalised earnings                                         208             194

Average number of shares                               Millions        Millions
Weighted average Ordinary Shares in issue
during the period                                         1,107           1,107

Weighted average Ordinary Shares owned by the
Allied Domecq employee trusts*                              (24)            (32)

Weighted average Ordinary Shares used in
earnings per share calculation                            1,083           1,075

Normalised earnings per Ordinary Share                     19.2p           18.0p

* Includes American Depositary Shares representing underlying Ordinary Shares.

Basic earnings per share of 18.4p (2004: 15.5p) has been calculated on earnings of (pound)199m (2004:(pound)167m) divided by the average number of shares of 1,083m (2004: 1,075m).

Diluted earnings per share of 18.2p (2004: 15.5p) has been calculated on earnings of (pound)199m (2004:(pound)167m) and, after including the effect of all dilutive potential Ordinary Shares, the average number of shares of 1,092m (2004: 1,079m).

Notes to the accounts

5.   Taxation

The (pound)65m (2004:(pound)59m) total taxation charge for the six months to 28 February 2005 comprises UK taxation of (pound)6m (2004:(pound)7m), overseas taxation of (pound)55m (2004:(pound)49m) and taxation on the profits of associated undertakings of (pound)4m (2004:(pound)3m).

Deferred tax assets of (pound)39m at 31 August 2004 have not been recognised due to the degree of uncertainty over the utilisation of the underlying tax losses and deductions in certain tax jurisdictions.

6.   Ordinary dividends

The Board has declared an interim dividend of 6.5p per ordinary share (2004:
5.83p) payable on 8 July 2005. Dividends on American Depositary Shares are payable on 15 July 2005.

7.   Reconciliation of movements in Shareholders' funds

                                                    Six months to  Six months to
                                                      28 February    29 February
                                                             2005           2004
                                                         (pound)m       (pound)m

Profit earned for Ordinary Shareholders in
the period                                                   199            167

Currency translation differences on foreign
currency net investments                                      43            126

Taxation on translation differences                           (6)           (32)

Actuarial gains on net pension liabilities                     9              1

Total recognised gains and losses relating to
the period                                                   245            262

Movement on shares in employee trusts                         24              7

Ordinary dividends                                           (71)           (63)

Net movement in Shareholders' funds                          198            206

Shareholders' funds at the beginning of the period           510            237

Shareholders' funds at the end of the period                 708            443

Notes to the accounts

8.   Detailed analysis of gross cash flows

                                                    Six months to  Six months to
                                                      28 February    29 February
                                                             2005           2004
                                                         (pound)m       (pound)m

Returns on investments and servicing of finance

Interest received                                               6             4
Interest paid                                                 (44)          (54)
Dividends paid to minority shareholders                        (3)           (3)

                                                              (41)          (53)

Taxation paid
UK taxation                                                     -             1
Overseas taxation                                             (47)          (45)

                                                              (47)          (44)

Capital expenditure and financial investment
Purchase of tangible fixed assets                             (40)          (37)
Sale of tangible fixed assets                                  41            12
Purchase of intangible fixed assets                             -           (8)
Disposal of trade investments                                   6             8

                                                                7          (25)

Financing
Net disposal of Ordinary Share capital for
employee trusts*                                               24             7
Decrease in other borrowings                                  (20)           (3)

                                                                4             4

* Includes American Depositary Shares representing underlying Ordinary Shares.

Notes to the accounts

9. Reconciliation of net cash inflow from operating activities to free cash flow

                                                         Six months to   Six months to
                                                           28 February     29 February
                                                                  2005            2004
                                                              (pound)m        (pound)m
Net cash inflow from operating activities                          225             244
Capital expenditure net of sale of tangible assets                   1            (25)
Dividends received from associated undertakings                      8               9

Operating cash net of fixed assets                                 234             228
Taxation paid                                                     (47)            (44)
Net interest paid                                                 (38)            (50)
Dividends paid - Ordinary Shareholders                           (104)            (93)
               - minorities                                        (3)             (3)

Free cash flow                                                     42              38

10.  Net debt

                                                           Other
                                                        short-term
                              Cash at Overdrafts borrowings Loan capital         Six months to
                             bank and due within due within    due after   28 February     29 February
                              in hand   one year   one year     one year          2005            2004
                             (pound)m   (pound)m   (pound)m     (pound)m      (pound)m        (pound)m
At the beginning of
the period                        129       (74)      (304)      (1,692)       (1,941)         (2,412)

(Decrease)/increase in
cash                              (25)       60         (4)           -            31              20

Increase in liquid resources       21         -          -            -            21              22

(Increase)/decrease in
loan capital and other loans        -         -       (176)         196            20               3

Exchange adjustments                2         2          9           33            46             251

At the end of the period          127       (12)      (475)      (1,463)       (1,823)         (2,116)

11.  Financial calendar

Ex dividend date for interim dividend                      8 June 2005

Record date for interim dividend                           10 June 2005

Interim dividend payable - Ordinary Shares                 8 July 2005

Interim dividend payable - American Depositary Shares      15 July 2005

Preliminary results announced                              20 October 2005

Annual Report published                                    November 2005

Independent review report by KPMG Audit Plc to Allied Domecq PLC

Introduction
We have been engaged by the Company to review the financial information set out on pages 19 to 26 for the six months ended 28 February 2005 and we have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 February 2005.

KPMG Audit Plc
Chartered Accountants
London
20 April 2005

US GAAP reconciliation
The following statements provide a reconciliation between profit earned for Ordinary Shareholders under UK GAAP and net income under US GAAP and a reconciliation between Shareholders' equity under UK GAAP and Shareholders' equity under US GAAP.

                                                                      Six months to
                                                      Six months to     29 February
                                                        28 February            2004
                                                               2005      (Restated)
                                                           (pound)m        (pound)m
Profit earned for Ordinary Shareholders in
accordance with UK GAAP                                        199             167

Adjustments to conform with US GAAP:

Brands                                                           -               -
Goodwill                                                        21              21
Other intangible assets                                         (1)             (1)
Stock                                                           (6)             (8)
Restructuring costs                                             (1)             (1)
Pension costs and other post-retirement benefits               (24)             (5)
Share compensation                                             (16)            (12)
Derivative instruments and debt translation                     83             264
Franchise income                                                (2)             (4)
Other                                                           (8)              1
Deferred taxation                                               (6)            (66)
Minority share of above adjustments                              -               -

Net income in accordance with US GAAP                          239             356

Net earnings per Ordinary Share:
Basic                                                         22.1p           33.1p
Diluted                                                       22.0p           33.0p

                                                                      Six months to
                                                      Six months to     29 February
                                                        28 February            2004
                                                               2005      (Restated)
                                                           (pound)m        (pound)m
Shareholders' funds as reported in the Group
balance sheet                                                   708             443

Adjustments to conform with US GAAP:

Brands                                                        1,126           1,207
Goodwill                                                        329             244
Other intangible assets                                          14              16
Associated undertakings                                          54              57
Stock                                                             6              17
Pension and other post-retirement benefits                      104             161
Share compensation                                              (16)             (6)
Proposed dividends                                               71              63
Derivative instruments and debt translation                      37               8
Liabilities                                                     (37)            (37)
Franchise income                                                (23)            (20)
Other                                                             7               9
Deferred taxation                                              (451)           (493)
Minority share of above adjustments                               -               -

Shareholders' equity in accordance with US GAAP               1,929           1,669

As reported within the 2004 Annual Report and Accounts the US GAAP reconciliation statements for the year ended 31 August 2003 were restated to correct the treatment of the foreign currency translation of certain assets and liabilities in connection with past business combinations. Accordingly, the reconciliation statements for the 6 months ended 29 February 2004 have also been restated.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

21 April, 2005

                                        ALLIED DOMECQ PLC

                                        By:    /s/ Charles Brown
                                               ---------------------------------
                                        Name:  Charles Brown
                                        Title: Director, Corporate Secretariat
                                               Deputy Company Secretary